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                          April 19, 2022

       Gary Atkinson
       Chief Executive Officer
       Singing Machine Co Inc
       6301 NW 5 th Way, Suite 2900
       Fort Lauderdale , FL 33309

                                                        Re: Singing Machine Co
Inc
                                                            Registration
Statement on Form S-1
                                                            Filed April 13,
2022
                                                            File No. 333-264277

       Dear Mr. Atkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Marcelle S. Balcombe